

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 17, 2008

Aegean Earth & Marine Corporation
Attention: Frank DeLape, Executive Chairman
700 Gemini, Suite 100
Houston, TX 77058

Re: **Aegean Earth & Marine Corporation**
Amendment No. 1 to Registration Statement on Form S-1
Filed July 2, 2008
File No. 333-150389
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 21, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Filed May 20, 2008
File No. 000-52136

Dear Mr. DeLape:

We have reviewed your filings and have the following comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1.   We note your response to comment 4 in our letter dated May 20, 2008. Please disclose
your response in your revised prospectus. Please also disclose that your common stock
may not be accepted for quotation on the OTC Bulletin Board.

Management's Discussion and Analysis of Financial Condition . . . , page 9

2.   As required by Item 303(a)(3) of Regulation S-K, please revise your disclosure to include
a discussion of your results of operations. Your disclosure should include a discussion of
results of operations for the most recent fiscal year as well as the most recent interim
period presented. Please also revise the title of this section to Management's Discussion
and Analysis of Financial Condition and Results of Operations. See also SEC Release
No. 33-8876 Smaller Reporting Company Regulatory Relief and Simplification, effective
February 4, 2008.

Overview, page 9

3.	We note your response to comment 14 in our letter dated May 20, 2008. Please clarify, if true, that currently you are neither engaged in any construction projects nor have any binding contracts to perform any construction projects.

Plan of Operation, page 10

4.	We note your response to comment 17 in our letter dated May 20, 2008. Your response addresses the timing issues in our comment but it does not address your anticipated costs of operation for the next 12 months. Please address these costs of operation in the context of the major milestones that you have established for the next 12 months (e.g., how might an acquisition be funded?). In this regard, we note your statement in the liquidity and capital resources discussion that you believe you will have sufficient funds to pay your current and anticipated future obligations for the next 12 months.

Government Regulation . . ., page 14

5.	We note your response to comment 24 in our letter dated May 20, 2008. Please state how long you estimate it would take you to obtain a lower-level classification if the Empedos acquisition is not consummated and you had to apply directly for a classification.

Proposed Acquisition, page 14

6.	Please revise to disclose the material terms of the Memorandum of Understanding filed as Exhibit 10.3.

7.	We also note from the MOU that Empedos S.A. was delisted from the Athens Stock Exchange due to a Hellenic Capital Market Commission ruling. Please describe the ruling in your revised prospectus. Also include any material facts necessary to help an investor understand the delisting, including, without limitation, the date of delisting.

Directors and Executive Officers, page 16

8.	We note your response to comment 28 in our letter dated May 20, 2008. Please identify the blank check companies in your revised prospectus.

Selling Shareholders, page 22

9.	We note your response to comment 34. Please describe the private placement transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions and the consideration paid by the selling shareholders.

Certain Relationships and Related Transactions, page 31

10.   We note your response to comment 35 in our letter dated May 20, 2008. The sentence
        you have added about the Aegean Earth S.A. acquisition is unclear. Please clarify the
        sentence by emphasizing, if true, the following points:

        •   The aggregate dollar value of the shares you issued to Messrs. Clancy and Polites as
            consideration for the Aegean Earth S.A. acquisition was approximately $50,000;

        •   You estimated the aggregate dollar value of the shares by using the per share value
            from a different, unrelated transaction;

        •   Briefly note why you believed the share valuation used for different, unrelated
            transaction was appropriate to use for the Aegean Earth S.A. acquisition (e.g.,
            because the transactions were contemporary to one another);

        •   Mr. Clancy received approximately $25,000 of the consideration you paid for Aegean
            Earth S.A.

        Please see Item 404(c) of Regulation S-K.

11.   We note your response to comment 37 in our letter dated May 20, 2008. We further note
        that on page 31 of the prospectus you state that Nautilus Global Partners and Mid-Ocean
        Consulting Limited are your founders and on page 16 of the prospectus you identify Mr.
        DeLape as one of your co-founders. In view of these disclosures, please tell us why you
        have not included Mr. DeLape in the discussion of your organization and related
        financing transactions in the last paragraph on page 31 of the prospectus.

Aegean Earth and Marine Corporation Audited Financial Statements

Note 11 - Subsequent Event, page F-10

12.   We have read your response to comment 43 from our letter dated May 20, 2008. We
        note that you have currently allocated $144,113 to goodwill. Please expand your
        disclosures to provide a description of the factors that contributed to this very significant
        portion of the purchase price being allocated to goodwill. Please disclose the primary
        reason for this acquisition and revise your filing to provide disclosures that are
        sufficiently robust such that readers understand why it was necessary to pay such a
        significant purchase price for Aegean Earth, S.A. Please also disclose how you
        determined that there were no other intangible assets that met the criteria of paragraph 39
        of SFAS 141 for recognition as assets apart from goodwill.

Aegean Earth and Marine Corporation Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets, page F-14

13.   Please revise the Shareholders' Equity (Deficit) section of your balance sheet as of
        December 31, 2007 so that the sum of the shareholders' equity components agree to the
        total presented. We note that the dollar amounts presented for preference shares and
        ordinary shares as of December 31, 2007 are not consistent with the amounts presented
        on page F-4. Please revise your financial statements accordingly.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Balance Sheet, page F-35

14.   Please remove your pro forma balance sheet as of December 31, 2007 as you are only
        required to provide statements of income for the latest fiscal year and interim period.
        Note, however, that it would still be appropriate to include pro forma disclosures related
        to balance sheet accounts.   Refer to Rule 8-05(b)(1) of Regulation S-X.

Unaudited Pro Forma Combined Statement of Operations From January 2008 to March 31, 2008,
page F-37

15.   Please revise to more confirm that the column labeled "Aegean Earth" is for the period
        from January 1, 2008 through the date of acquisition. Please also disclose whether the
        column labeled AEM includes any activity of "Aegean Earth" and if so, the period for
        which Aegean Earth's results are included. Otherwise, please revise your pro forma
        statement of operations or notes to the pro forma financial statements to clearly disclose
        the periods and entities included in each column of the pro forma statement of operations.
        Please also revise your disclosure on page F-34 and F-38 accordingly.

Exhibit 10.1

16.   We note that you did not file Exhibit A to the Acquisition Agreement. Please file this
        exhibit with your revised registration statement and describe the material terms of the
        work-out agreement and the acquisition of Empedos, S.A, in your revised prospectus.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Item 4. Controls and Procedures, page 15

17.   Please state your conclusion about the effectiveness of disclosure controls and procedures
        while providing the complete definition of disclosure controls and procedures.
        Alternatively, you may simply state that your disclosure controls and procedures are
        effective, or not effective, without providing any part of the definition of disclosure
        controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

18.   Please confirm that there were no changes in internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected or are reasonable likely to materially affect your internal controls over financial reporting. Please also revise future filings beginning with your next Form 10-Q to include the specific date of the quarter ended rather than using the "relevant period." Refer to Item 308(c) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene at (202) 551-3733 or Lisa Haynes at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Lawrence G. Nusbaum, Esq. (Via Facsimile 212-809-5449)